

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2011

<u>Via Facsimile and U.S. Mail</u>
Adam C. Vandervoort, Esq.
Vice President, General Counsel and Secretary
Independence Holding Company
485 Madison Avenue, 14th Floor
New York, New York 10022

> **Re:** **Independence Holding Company**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed June 16, 2011**
> **File No. 333-174054**

Dear Mr. Vandervoort:

We have limited our review of your amended registration statement to those issues we have addressed in our comments.

<u>General</u>

1. We note your response to prior comment 3 and partially reissue the comment. Supplementally confirm your understanding that the tender offer rules may apply to future acquisitions and, depending on the circumstances, may necessitate your compliance with such rules' filing and dissemination obligations.

2. We do not understand your response to prior comment 4 and reissue the comment. Refer to disclosure throughout the prospectus in which you note that "<u>we</u> (including our wholly owned subsidiary, Madison Investors Corporation) will own" approximately 80% of the issued and outstanding shares of American Independence Corp., assuming the 1,451,158 shares that are subject to the offer are tendered. Confirm that Madison Investors Corporation will be identified as a co-bidder or provide a detailed legal analysis of why this is unnecessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

cc: Steven B. Stokdyk, Esq.
       Latham & Watkins LLP